Exhibit 2

December 17, 2018

Nocopi Technologies, Inc.

480 Shoemaker Road, Suite 104

King of Prussia, PA 19406

To the Board of Directors and Management:

On November 29, 2018 SRK Fund I, LP filed a 13D with the SEC disclosing a group ownership interest of over 20% of the outstanding shares of Nocopi Technologies, Inc. Besides myself, the members of this group have been shareholders for over a decade and have tried to work constructively with you on multiple occasions, only to be met with a lack of engagement.

We are concerned the Company's operations and evaluation of strategic direction conducted under the current management team and Board of Directors may not result in the maximum value for all shareholders. Our concerns are well founded:

1. The company has not held an annual shareholders meeting in over ten years. This is in violation of the Company's bylaws and Maryland law. Currently, none of the directors have been duly elected by the Company's shareholders. The Board of Directors has a fiduciary duty to shareholders and could be personally liable for breaches of fiduciary duty.

2. From 2009 through Q3 of 2018, executive compensation has been over $1.6 Million, meanwhile, Net Income to shareholders has been (-$243,700). The stock has reflected this in rewarding shareholders with a negative 62% return vs a positive 215% return for the S&P500 index over this timespan.

We ask that you hold an annual meeting of shareholders to discuss a plan that will focus on rewarding shareholders with maximum value and to allow shareholders their right to elect directors for the board.

Sincerely,

SRK Capital, LLC

By: /s/ Sean Kirkwood

Name: Sean Kirkwood

S R K C A P I T A L

610.717.8459 | info@srk-capital.com